UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1997.


                                     OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________________ to
     ___________________.



                       Commission file number: 1-6179




                            THIOKOL CORPORATION
                              BARGAINING UNIT
                   RETIREMENT SAVINGS AND INVESTMENT PLAN




                         CORDANT TECHNOLOGIES INC.
               2475 Washington Blvd., Ogden, Utah 84401-2398

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


Audited Financial Statements

December 31, 1997 and 1996










Report of Independent Auditors............................................1

Statements of Net Assets Available for Benefits...........................2

Statements of Changes in Net Assets Available for Benefits................3

Notes to Financial Statements.............................................4

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


                       Report of Independent Auditors


Compensation Committee
of the Board of Directors
Cordant Technologies Inc. (formerly Thiokol Corporation)

We have audited the accompanying statements of net assets available for benefits of the Thiokol Corporation Bargaining Unit Retirement Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

Salt Lake City, Utah
May 8, 1998

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                             December 31
                                                      1997                1996
                                                 ---------------    ----------------
ASSETS
      Investments, at fair value - Note C
          Fixed Income Fund                        $2,150,270           $2,424,100
          Government Securities Fund                    5,474                5,407
          Balanced Fund                                86,629              120,669
          Equity Index Fund                           540,815              482,944
          International Equity Fund                    52,614               85,924
          Aggressive Equity Fund                       82,666               80,036
          Thiokol Corporation Stock Fund              336,325              143,304
                                                   ----------           ----------

                             TOTAL INVESTMENTS      3,254,793            3,342,384

      Loans to participants                                 -               30,838
      Accrued income receivable                         4,762                4,757
                                                   ----------           ----------

                                  TOTAL ASSETS      3,259,555            3,377,979

LIABILITIES
      Administrative expenses payable                   2,970                  431
                                                   ----------           ----------

                          NET ASSETS AVAILABLE
                                  FOR BENEFITS     $3,256,585           $3,377,548
                                                   ==========           ==========


See notes to Financial Statements.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                              Year Ended December 31
                                                            1997                 1996
                                                       ---------------      ---------------
Contributions and investment income
      Company contributions                              $   46,233           $   78,611
      Participant contributions                             130,537              240,437
      Rollover contributions                                      -               59,936
      Dividend income                                         5,596               15,420
      Interest income                                       138,908              186,779
                                                         ----------           ----------

                     TOTAL CONTRIBUTIONS AND
                           INVESTMENT INCOME                321,274              581,183

Net gain on sale of plan assets - Note D                     85,385               73,002
Net unrealized appreciation in fair
      value of investments - Note C                         206,653               63,225
Participant payments                                       (603,946)          (2,099,139)
Administrative expenses                                      (4,945)              (6,090)
Plan transfers                                             (125,384)              (6,392)
                                                         ----------           ----------

                                NET DECREASE               (120,963)          (1,394,211)

Net assets available for benefits at
      beginning of year                                   3,377,548            4,771,759
                                                         ----------           ----------

                    NET ASSETS AVAILABLE FOR
                     BENEFITS AT END OF YEAR             $3,256,585           $3,377,548
                                                         ==========           ==========


See notes to Financial Statements.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES


General:
--------

All investments of the Thiokol Corporation Bargaining Unit Retirement Savings and Investment Plan (the Plan) are held in the Thiokol Corporation Master Savings Trust (the Trust) by The Northern Trust Company (the Trustee). The Trustee invests the assets of three employee retirement savings and investment plans of Thiokol Corporation (the Company) pursuant to instructions provided to it by the investment managers. The investment managers are appointed by the Compensation Committee of the Thiokol Board of Directors.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income. Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the Net Asset Value (NAV) at an annual rate of fifteen one hundredths of one percent. All other Plan administrative and general expenses are paid by the Company.

Investments:
------------

The seven investment options under the Plan are: the Fixed Income Fund, the Government Securities Fund, the Balanced Fund, the Equity Index Fund, the International Equity Fund, the Aggressive Equity Fund, and the Thiokol Corporation Stock Fund.

Investments in the stock of the Company are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity Funds provide the unit value of their respective funds on a daily basis to the Trustee based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The Fixed Income and Government Securities Funds are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, such as the adjustment on the stated interest rate for the Fixed Income and Government Securities Funds. Actual results could differ from those estimates.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing a historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.


NOTE B - DESCRIPTION OF THE PLAN


The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All bargaining unit employees of the Kingston Division of Huck International, Inc. (Kingston) are eligible to participate in the Plan.

All operation's ceased at the Huntsville division in 1996 and the Longhorn division in 1997. As a result, there are no longer any active employees from Huntsville and Longhorn participating in the Plan. However, former employees from these locations have balances in the Plan.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF THE PLAN

Participation in the Plan is voluntary. Kingston participants may make contributions to the plan for any whole percentage up to a maximum of 8% of base pay. Huck International, Inc. contributes an amount equal to 50% of each Kingston participant's base pay up to 4%, adjusted for any current forfeitures and reinstatement of prior forfeitures.

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

Information about the Plan's vesting and benefit provisions is contained in the booklet entitled "Your Employee Benefits" and is available from the Company's human resources department.

The Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

NOTE C - INVESTMENTS

A description of the investment funds follows:

Fixed Income Fund:
------------------

This fund is managed by Connecticut General Life Insurance Company (CIGNA) under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 6.35% for 1997, and 5.50% and 5.75% for the first and second halves of 1996 respectively. The average yield for the fund was 6.35% and 5.63% for 1997 and 1996 respectively. The majority of Fund assets consist of intermediate-term investment grade corporate bonds.

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of CIGNA.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS

Government Securities Fund:
---------------------------

This fund is managed by Metropolitan Life Insurance Company (MetLife) under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association Fixed Income Securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The stated annual rate of return was 5.85% for 1997, and 5.00% and 5.25% for the first and second halves of 1996 respectively. The average yield for the fund was 5.85% and 5.13% for 1997 and 1996 respectively.

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of MetLife.

Balanced Fund:
--------------

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2% of total fund assets.

Equity Index Fund:
------------------

This fund is managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities which comprise the Standard and Poor's 500 Composite Stock Price Index.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS

International Equity Fund:
--------------------------

This fund is managed by the investment management firm of Rowe Price - Fleming International. This fund is broadly diversified by investing in the equity securities of established foreign companies. Generally this fund is invested in over 300 stocks in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts. The fund is managed on a team basis by several portfolio mangers that are each responsible for a geographic region. The portfolio managers are supported by more than 100 financial analysts. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.


Aggressive Equity Fund:
-----------------------

This fund is managed by the investment management firms of Peregrine Capital Management and Provident Investment Counsel. They began management of the fund on November 1, 1996, replacing Target Investors, Inc. (Target). The Company terminated its relationship with Target due to less than expected investment returns. During November 1996, the funds in Target were liquidated and transferred to the two new managers. As a result of the transfer, the fund under Target realized a net loss of $2,500, and the fund under the new managers recognized a realized gain of $1,623 resulting in a net realized loss of $877 for 1996 (See Note D).

This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early stage of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4% of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.


Thiokol Corporation Stock Fund:
-------------------------------

This fund is invested primarily in Thiokol Corporation common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS


During 1997 and 1996, the unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                                Appreciation
                                              (Depreciation)
                                               in Fair Value
                                              During the Period         Fair Value              Cost
                                            ----------------------   ------------------   ------------------
December 31, 1997:

     Fair value as determined by
        redemption or contract value:
            Fixed Income Fund                    $      -               $2,150,270           $2,150,270
            Government Securities Fund                  -                    5,474                5,474
     Fair value as determined by
        quoted market prices:
            Balanced Fund                           6,237                   86,629               73,875
            Equity Index Fund                     108,356                  540,815              334,988
            International Equity Fund              (4,693)                  52,614               51,486
            Aggressive Equity Fund                   (653)                  82,666               85,955
            Thiokol Corporation Stock Fund         97,406                  336,325              179,489
                                                 ---------              -----------          -----------
                                                 $206,653               $3,254,793           $2,881,537
                                                 =========              ===========          ===========

December 31, 1996:

     Fair value as determined by
        redemption or contract value:
            Fixed Income Fund                    $      -               $2,424,100           $2,424,100
            Government Securities Fund                  -                    5,407                5,407
     Fair value as determined by
        quoted market prices:
            Balanced Fund                           7,577                  120,669              107,705
            Equity Index Fund                      42,454                  482,944              357,208
            International Equity Fund               6,001                   85,924               77,854
            Aggressive Equity Fund                   (825)                  80,036               82,258
            Thiokol Corporation Stock Fund          8,018                  143,304               94,049
                                                 ---------              -----------          -----------
                                                 $ 63,225               $3,342,384           $3,148,581
                                                 =========              ==========           ===========



THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                              Year Ended December 31, 1997
                                               --------------------------------------------------------
                                                     Fixed               Gov't
                                                    Income                Sec.            Balanced
                                                     Fund                 Fund              Fund
                                               ------------------     -------------    ----------------

Contributions and investment
      income:
      Company contributions                        $   15,881              $ 18             $ 2,314
      Participant contributions                        38,949                94               6,938
      Rollover contributions                                -                 -                   -
      Dividend income                                       -                 -               2,457
      Interest income                                 138,323               316                  -
                                                   -----------           -------           ---------

                     TOTAL CONTRIBUTIONS AND
                           INVESTMENT INCOME          193,153               428              11,709

Net gain on sale of plan assets                             -                 -               8,337
Net unrealized appreciation
      (depreciation) in fair value of
      investments                                           -                 -               6,237
Participant payments                                 (468,270)             (403)             (4,394)
Administrative expenses                                (3,329)               (8)               (136)
Plan transfers                                         14,284                 -             (27,317)
Participant transfers                                 (43,687)              (10)            (22,155)

                                                   ------------          -------           ---------
                     NET (DECREASE) INCREASE         (307,849)                7             (27,719)

Net assets available for benefits
      at beginning of year                          2,455,687             5,467             118,990
                                                   ------------          -------           ---------

                    NET ASSETS AVAILABLE FOR
                     BENEFITS AT END OF YEAR       $2,147,838            $5,474            $ 91,271
                                                   ===========           =======           =========


THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND


                                                                   Year Ended December 31, 1997
                                           -------------------------------------------------------------------------
                                              Equity        Int'l       Aggressive        Company
                                              Index        Equity         Equity           Stock
                                               Fund         Fund           Fund            Fund         Total
                                           ----------    -----------    -----------    -----------   ----------

Contributions and investment
     income:
     Company contributions                 $   15,503    $     2,107    $     3,299    $     7,111   $   46,233
     Participant contributions                 46,007          6,317         10,347         21,885      130,537
     Rollover contributions                         -              -              -              -            -
     Dividend income                                3            154             54          2,928        5,596
     Interest income                                9              -              -            260      138,908
                                           ----------    -----------    -----------    -----------   ----------
                 TOTAL CONTRIBUTIONS AND
                       INVESTMENT INCOME       61,522          8,578         13,700         32,184      321,274

Net gain on sale of plan assets                29,191          6,844          4,531         36,482       85,385
Net unrealized appreciation
     (depreciation) in fair value of
     investments                              108,356         (4,693)          (653)        97,406      206,653
Participant payments                          (66,836)        (2,567)        (4,355)       (57,121)    (603,946)
Administrative expenses                          (900)          (107)           (68)          (397)      (4,945)
Plan transfers                                (80,656)       (22,852)       (21,251)        12,408     (125,384)
Participant transfers                           5,638        (20,305)        10,346         70,173            -
                                           ----------    -----------    -----------    -----------   ----------

                 NET (DECREASE) INCREASE       56,315        (35,102)         2,250        191,135     (120,963)


Net assets available for benefits
     at beginning of year                     484,189         87,709         80,332        145,174    3,377,548
                                           ----------    -----------    -----------    -----------   ----------

                NET ASSETS AVAILABLE FOR
                 BENEFITS AT END OF YEAR   $  540,504    $    52,607    $    82,582    $   336,309   $3,256,585
                                           ==========    ===========    ===========    ===========   ==========


THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                           Year Ended December 31, 1996
                                               -------------------------------------------------------
                                                    Fixed               Gov't
                                                   Income                Sec.            Balanced
                                                    Fund                 Fund              Fund
                                              -----------------     -------------    ----------------

Contributions and investment
      income:

      Company contributions                    $   48,564            $  201            $    570
      Participant contributions                   150,593             1,075               6,595
      Rollover contributions                       27,794                 -              13,334
      Dividend income                                   -                 -               3,968
      Interest income                             184,546               368                   1
                                               ----------            ------            --------


                     TOTAL CONTRIBUTIONS AND
                           INVESTMENT INCOME      411,497             1,644              24,468

Net gain (loss) on sale of plan assets                  -                 -               3,956
Net unrealized appreciation
      (depreciation) in fair value of
      investments                                       -                 -               7,577
Participant payments                           (1,813,025)             (831)            (79,277)
Administrative expenses                            (4,858)               (9)               (178)
Plan transfers                                    (24,620)               (3)                (51)
Participant transfers                             (17,005)           (2,707)             51,530
                                               ----------            ------            --------

                     NET (DECREASE) INCREASE   (1,448,011)           (1,906)              8,025


Net assets available for benefits
      at beginning of year                      3,903,698             7,373             110,965
                                               ----------            ------            --------

                    NET ASSETS AVAILABLE FOR
                     BENEFITS AT END OF YEAR   $2,455,687            $5,467            $118,990
                                               ==========            ======            ========


THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND


                                                                     Year Ended December 31, 1996
                                           ---------------------------------------------------------------------------
                                               Equity          Int'l        Aggressive       Company
                                               Index          Equity          Equity          Stock
                                               Fund            Fund            Fund           Fund            Total
                                           --------------    -----------    -----------    -----------     -----------
Contributions and investment
     income:
     Company contributions                 $ 14,901          $  2,282       $  3,887        $  8,206       $   78,611
     Participant contributions               41,771             8,315         11,680          20,408          240,437
     Rollover contributions                  14,690             4,118              -               -           59,936
     Dividend income                          7,249             1,129            187           2,887           15,420
     Interest income                            488                61             20           1,295          186,779
                                           --------          --------       --------        --------       ----------
             TOTAL CONTRIBUTIONS AND
                   INVESTMENT INCOME         79,099            15,905         15,774          32,796          581,183

Net gain (loss) on sale of plan assets       29,331             5,955           (877)         34,637           73,002
Net unrealized appreciation
     (depreciation) in fair value of
     investments                             42,454             6,001           (825)          8,018           63,225
Participant payments                       (127,718)          (13,283)       (24,822)        (40,183)      (2,099,139)
Administrative expenses                        (596)             (149)           (44)           (256)          (6,090)
Plan transfers                               17,012               (36)         9,321          (8,015)          (6,392)
Participant transfers                        35,908            (3,895)        (7,123)        (56,708)               -
                                           --------          --------       --------        --------       ----------

             NET (DECREASE) INCREASE         75,490            10,498         (8,596)        (29,711)      (1,394,211)

Net assets available for benefits
     at beginning of year                   408,699            77,211         88,928         174,885        4,771,759
                                           --------          --------       --------        --------       ----------
            NET ASSETS AVAILABLE FOR
             BENEFITS AT END OF YEAR       $484,189           $87,709        $80,332        $145,174       $3,377,548
                                           ========           =======        =======        ========       ==========



THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS


NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401 and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.


NOTE F -  QUARTERLY NET ASSET VALUE INFORMATION

The NAV of each fund was established at $10.00 on January 1, 1995. A participant's fund balance is computed by multiplying the NAV by the number of units owned. The investment fund NAV at the end of each quarter for 1997 and 1996 was as follows:


                                          March 31         June 30           Sept 30           Dec 31
                                       ---------------  ---------------   ---------------  ---------------
Calendar Year 1997

      Fixed Income Fund                   $ 11.2903        $ 11.4647         $ 11.6437        $ 11.8256
      Government Securities Fund            11.1744          11.3336           11.4969          11.6625
      Balanced Fund                         14.8108          16.4264           17.7097          17.7295
      Equity Index Fund                     17.2947          20.3152           21.8366          22.4551
      International Equity Fund             12.9622          14.5394           14.4370          13.3608
      Aggressive Equity Fund                 9.3690          10.9900           12.7147          11.5949
      Thiokol Corporation Stock Fund        19.3789          24.3948           29.8851          28.2672


Calendar Year 1996

      Fixed Income Fund                   $ 10.6708        $ 10.8135         $ 10.9622        $ 11.1209
      Government Securities Fund            10.6097          10.7396           10.8787          11.0196
      Balanced Fund                         13.1734          13.4550           13.7435          14.6521
      Equity Index Fund                     14.4606          15.0990           15.5518          16.8403
      International Equity Fund             11.8484          12.3096           12.3838          12.9706
      Aggressive Equity Fund                10.4971          10.8888           10.4508          10.5032
      Thiokol Corporation Stock Fund        15.5724          14.0127           16.5682          15.7884


THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE G - YEAR 2000 (UNAUDITED)

The Plan is dependent on information systems controlled and maintained by the Company and third party service providers. The Company and the third party service providers have indicated their systems are Year 2000 compliant or they expect their systems to be Year 2000 compliant by March 31, 1999. The Company and the third party service providers bear all costs associated with becoming Year 2000 compliant. No material impact to the Plan is anticipated from Year 2000 issues.


NOTE H - SUBSEQUENT EVENTS

On January 22, 1998, the Compan's Board of Directors declared a two-for-one stock split in the form of a stock dividend payable March 13, 1998, for each stockholder of record on February 27, 1998. The Company Stock Fund is valued in units rather than shares, and therefore the split will not impact the number of units or the value allocated to the participant accounts. The NAV is also unaffected by the stock split.

On May 5, 1998, the Thiokol Corporation announced effective immediately the change of the corporate name to Cordant Technologies Inc. During 1998, the plan name will be changed to Cordant Technologies Inc. Bargaining Unit Retirement Savings and Investment Plan.

                                  Exhibit

                      Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Thiokol Corporation of our report dated May 8, 1998, with respect to the financial statements of the Thiokol Corporation Bargaining Unit Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                                      /s/ Ernst & Young LLP



Salt Lake City, Utah
June 25, 1998

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     THIOKOL CORPORATION
                                                     BARGAINING UNIT
                                                     RETIREMENT SAVINGS AND
                                                     INVESTMENT PLAN




Date:  June 29, 1998                      /s/Richard L. Corbin
                                          ---------------------------------
                                          Richard L. Corbin
                                          Senior Vice President and
                                          Chief Financial Officer for
                                          the Plan Administrative Committee